[Freshfields Bruckhaus Deringer US LLP]

VIA EDGAR

U.S Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attention:             Austin Pattan

Jan Woo

Re:	AeroClean Technologies, LLC
Offering Statement on Form 1-A
Filed on September 21, 2021
File No. 024-11650

Ladies and Gentlemen:

On behalf of AeroClean Technologies, LLC (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the letter dated September 23, 2021, regarding the Company’s Offering Statement on Form 1-A, filed by the Company on September 21, 2021 (the “Offering Circular”). We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Offering Circular (the “Amendment”).

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Staff’s letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding the Company’s response.

Prospectus Summary

Operational Update, page 10

1.	Please expand your disclosure as to how the company’s units are in a sold out position before hiring any sales associates. Furthermore, please disclose how the company calculated $20 million for its active sales pipeline. Disclose any material assumptions or limitations regarding this active pipeline calculation.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Amendment.

Prospectus Summary

The Offering, page 12

2.	Please include in your use of proceeds disclosure that a portion of the proceeds from this offering circular may be used to repay loans made by Class A unit holders. Disclose the identity of the Class A unitholders and the amount that will be used.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 15, 29, 35 and 64 of the Amendment.

*****

If you should have any questions or further comments with respect to the Offering Statement, please direct them to the undersigned at (212) 284-4926 or by email transmissions sent to Valerie.Jacob@freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob

cc:	Jason DiBona (AeroClean Technologies, LLC)